Filed by Kraft Foods Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Cadbury plc

Commission File No.: 333-06444

The following communications are available at www.transactioninfo.com/kraftfoods and/or www.kraftfoodscompany.com and/or were otherwise disseminated by Kraft Foods Inc.

Forward-looking statements

These communications contain forward-looking statements regarding Kraft Foods’ combination with Cadbury. Such statements include, but are not limited to, statements about the benefits of the combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in these communications, except as required by applicable law or regulation.

Additional US-related information

Each of these communications is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the recommended offer. Cadbury ordinary shareholders who are US or Canadian residents and holders of Cadbury American Depositary Shares, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the recommended offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

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Forward-looking statements

This document contains forward-looking statements regarding Kraft Foods’ combination with Cadbury. Such statements include, but are not limited to, statements about the benefits of the combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this document, except as required by applicable law or regulation.

Additional US-related information

This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the recommended offer. Cadbury ordinary shareholders who are US or Canadian residents and holders of Cadbury American Depositary Shares, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the recommended offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

Attendance List:	Todd
Irene Rosenfeld (IR)
Chris

Title of Meeting:

Hosted By:	Todd

Todd	Well good morning dear colleagues. Welcome to a new day. It is very early in the morning here in Uxbridge and for most of you it is mid afternoon to late afternoon so thanks for taking the time out of your busy day to hear some exciting news about your future.

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As is our practice we have divided the world to accommodate time zones to be as inclusive as possible. This morning we have Asia Pacific and selected eastern geographies, this afternoon we have Europe and the western hemisphere.

Just so that those in Asia Pacific aren’t feeling lonely we have Anan[?] and Armit[?] here representing you in person so that is also great. There will be an opportunity for Q&A at the end provided the technology holds. If you saw this room you would think you were in a television studio but it is actually our cafeteria.

So let us get started.

The great industrialist Henry Ford said “passion is at the bottom of all progress. With passion there is accomplishment. Without it there are only alibis.”

For six years we have focused our passion on creating the world’s best confectionary company. We were performance driven and by any set of commercial and financial metrics we accomplished great things. Revenue growth of 6% for six years in a row, global share growth for six years, margin growth for five years and significant double digit shareholder return over that same six year period. Equally importantly our values led culture gave twenty first century meaning to George Cadbury’s nineteenth century dictum at doing good is good for business. The Cadbury Coco Partnership, Fair Trade, Ghana Wells, our Olympic sponsorship, Purple Goes Green and hundreds of community investment programmes around the world. With accomplishment manifest we need no alibis.

In recent months we have focused our passion on a hard spot takeover contest, a process that is part of the parcel of the capitalist system. We may have said and done things in the heat of battle that were uncomplimentary although a part of the rough and tumble of the process they seem somehow less clever today than they sounded then.

In the end we did not prevail. My father would have said “tough luck, time to move on.” To paraphrase the Prophet Isaiah, we must now beat our swords into chocolate bars and our spears into sticks of gum and jelly babies. This wont be easy at the beginning. Life will feel a little uncomfortable and be a little difficult but in truth Kraft and Cadbury have values that are much the same.

[inaudible] according to those values with wisdom and grace and in time things will absolutely get better. The combination of Kraft and Cadbury creates the biggest and best confectionary company in the

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world tipping Mars and Wrigley at the post and achieving something that all of us have sought for such a long time.

It is now time to refocus our passion and our values on a new direction. Here to tell you about that direction and about that vision is Kraft Foods Irene Rosenfeld. She is the Chairman and Chief Executive of a great company and I want you to bring her to the podium and this is going to be difficult in this particular dynamic with a huge Cadbury welcome.

IR	Thank you Todd, thank you so very much.

Before we start our lawyers have asked that I draw your attention to our safe harbour statement. I think you all know the drill. Also in connection with the combination that we will be discussing today both we and Cadbury have filed certain documents with the SEC which I would encourage all investors to read because they contain important information. These documents can be found on the SEC’s website at www.sec.gov.

So with that out of the way let me begin by offering my most sincere thanks to Todd and the CEC for your graciousness and your assistance in these past few days. I couldn’t have asked for better guides to the unique character of this wonderful business.

It is apparent that Cadbury has undergone a tremendous transformation under your leadership Todd and I want to congratulate you and all of your team.

Last September I was hopeful that we would see this day so I am truly honoured to be here albeit a little bit nervous about the reception that I might receive after all aren’t you the guys who accused us of being a low growth conglomerate. That really hurt.

But Todd has told me that Cadbury people are incredibly warm, irrepressibly positive and capable of moving on so I am hoping that that famous purple fighting spirit will now be fighting with Kraft Foods as opposed to against us.

In fact it is my sincere hope and belief that when we all look back a year from now that we will agree that 2010 was the beginning of a powerful new chapter in our growth story. The year that BMW went from being an aspiration to a reality, the year we combined the best of both organisations to become a global power house. Simply put, the year that we reclaimed our rights as the biggest and the best confectionary company. That is what I see for the year ahead, not

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fighting amongst ourselves but fighting against the competition and winning with our consumers and our customers, bringing them the brands that they love with even stronger equities focused in more forms and in more places than ever before.

I am delighted to have these few minutes with you today to share my thoughts about why I am so confident that 2010 will be our year. It is also a chance for us to get to know one another a bit, to debunk some of the myths ad to talk about how we are going to move forward together.

There is a great deal of uncertainty right now and naturally we all have more questions than answers but hopefully I can at least start by sharing what we are thinking and what we know. I have been in your shoes. I was working at General Foods when Philip Morris acquired our company and they replaced all the apples in our vending machines with cigarettes and while every acquisition is different I do have a sense of how you might be feeling. On the other side of the acquisition coin I was part of the team that led Kraft Foods acquisition of Nabisco. In fact I was in charge actually of combining the two companies.

So in each of these situations I learnt first hand the do’s and the don’ts of an effective combination and I hope that you see that learning play through in this integration. What experience has taught me is that for all the negotiations, financial gyrations and future projections, ultimately and most importantly it is about the people. It is about painting a picture of the future that is inspiring both for the individual and for the enterprise.

So how we treat people and how seamlessly we bring our two teams together are what will determine whether we live up to the promise of our combined potential. Whether we truly capitalise on our position as a global powerhouse in snack, confectionary and quick meals and whether together we will consistently deliver top tier performance year in and year out.

I want to assure you that when I say people are important I mean it. That is something that the media got right. I am a straight shooter, what you see is what you get so believe me when I say I care deeply about people. I believe in putting the right people in the right job, giving them the necessary resources and then getting out of the way but talk is cheap so I hope you will judge me, our team and our collective success, not on words but by our actions, by what you see and what you experience.

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Before we talk about how the integration is going to work I want to provide some context. I would like to take a minute to tell you about what we call the new Kraft Foods. Three and a half years ago I returned to Kraft Foods, a company that I love and where I have spent most of my career. I came back with a mandate to transform our company and put us on a growth trajectory, one designed to deliver sustainable shareholder value.

We did this by implementing four strategies; rewire the organisation for growth, reframe our categories, exploit our sales capabilities and drive down cost without compromising quality. These four strategies have been our transformational roadmap. They are somewhat self explanatory but I would like to tell you a bit more about our rewire strategy because it was the foundation for everything else we did more specifically because it was all about our people.

As you sit here wondering about your own future you deserve to know how we think about people at Kraft Foods and how critical they have been to our success.

Rewiring meant getting the best people in the right job. We strengthened our Leadership Team by creating a blend of Kraft Food veterans and outside talent. Many of our Senior Managers have food industry experience with key competitors such as Mars, Hershey, Coca Cola, Pepsi Co, Unilever and Heinz.

We also have Leaders from such well respected and industry leading companies as Johnson and Johnson, Ingersoll Rand, [inaudible] Consulting, Baxter and Altria. A number of them, like me, left Kraft and came back. We call them boomerang. Once we had the right people in the right job, to move faster, we decentralised our company and moved decision making to the people closest to our consumers and our customers in the local market. This has made us a far more nimble and more formidable competitor.

Finally, we created a stronger link between pay and performance. A performance driven culture, if you will, by rewarding those behaviours that mean the most to our success.

Rewiring and our other three strategies created focus and direction for every employee in every market and we significantly improved our business performance by executing these strategies but in addition to the right structure and the right strategies our people wanted to define what the new Kraft Foods stood for because ultimately we all seek a higher purpose for our work one that can define us, unite us and inspire us. This is where delicious comes in.

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I know some of you may be wondering why we say that the combination of our two companies is more delicious than ever and so I would like to tell you about a little bit about this part of our journey.

By the end of our second year of our three year turnaround we had begun to see the fruits of our labour playing out in the marketplace and in our financial results but we still hadn’t truly captured the heart of our people. So we engaged thousands of Kraft Foods employees around the world to help us to define our heart and our sole. The end result was a newly articulated, higher purpose, positioning and values and action. We introduced them a little over a year ago and I would like to share them with you now.

Let us start with our purpose; make today delicious. Of course the word delicious has a literal meaning for a food company. We must make delicious tasting food if we want consumers to choose our products and what is more delicious than creating confectionary brands that people love. What makes today delicious isn’t just about taste. Delicious is a promise to consumers to listen, to watch and to learn, to provide them with delicious foods that they can feel good about. By the way, many of you will have a chance to try some of our local and US Kraft Foods products today and I certainly hope that you will say that they live up to our delicious promise.

Delicious is also about constantly looking for fresh ideas to improve our workplace, our partnerships, our communities and our world. I think you get the idea. Here is a brief video that captures the spirit and the energy of the new Kraft Foods.

Pretty delicious but from now on with our combined confectionary brands our videos will have even more delicious products and ideas to showcase.

Having defined our higher purpose we then turned to our values and actions. So far Cadburys are performance driven and values led so I think it is instructive to take a minute to look at our respective values side by side. You can see ours here. We inspire trust, we act like owners, we keep it simple, we are open and inclusive, we tell it like it is. We lead from the head and the heart. We discuss, we decide, we deliver.

Here they are with yours. I think you can see why we believe our values are highly compatible and as we do our work together over the coming months learning from one another and listening to you about

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what your values truly mean we hope and expect that they are indeed as compatible in practice as they appear to us in words.

Our three and a half year journey continues here today. We were interested in Cadbury not only because of your iconic brands and your talented people but also because of your passion and your prospects for the future. We have every intention of protecting and enhancing those assets. I am a life long champion of the consumer. I am a marketer by training with a background in consumer research and so I get it. I not only understand your intensity, I love it. That is another thing the press actually got right about me. I am intensely competitive and I make no apologies for that. I play to win, to win with our consumers and I can see that you do to.

This combination is all about growth and I believe Kraft Foods and Cadbury have a phenomenal future together and I say that for four simple reasons. First is the worlds second largest food company, we have impressive global reach and I am not talking about being big just for bigness sake. In an ever consolidating marketplace scale is a source of great competitive advantage. Our size and presence in more than one hundred and sixty countries gives us that advantage. Over 25% of our global revenue comes from developing markets and almost 70% of our revenue outside of North America comes from snacks and confectionary.

We can achieve great things by merging our portfolios, by sharing ideas, by giving our people expanded opportunities and by combining our operations efficiently and effectively.

Secondly we have a portfolio of iconic brands that the consumers around the world know and trust. We are clear global market leaders holding the number one position in confectionary and biscuits. We have eleven brands with more than $1 billion in sales and over seventy with annual sales of over $100 million. We take enormous pride in the stewardship of those brands and the legacies entrusted to our care.

Third we have tremendous growth potential. Our beloved brands will thrive with focused, incremental investments. Combined we will have significantly increased presence in high growth emerging markets and we are highly complimentary in most developed markets as well. Together we will have an unmatched presence in all classes of trade in all major markets with even more upside potential.

Fourth, we are performance driven. Both companies have their own plans and targets to reach top tier financial performance. Those

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targets remains and indeed we are aiming to accelerate their achievement. So that as a combined company we will reach top tier faster and more consistently aiming to deliver organic revenue growth of at least 5% and earnings per share of 9 to 11%.

Mars Wrigley bring it on.

As we think about the work ahead of us it is helpful to know that our companies have a lot more in common than you think. I have already talked about our values, our passion for consumers, our commitments to delivering top tier results. I think it is also important to know that we share a commitment to doing well by doing good. Like you, Kraft Foods is on the Dow Jones sustainability index. In fact we are the only US based food company to be a Dow Jones world index sustainability leader. We are also the largest buyer of coffee and cocoa from the rainforest alliance certified farms. Indeed by 2010 our entire Cote D’or and Marabou lines will be made exclusively from rainforest alliance certified cocoa.

We are very proud of that and I know that you are equally proud of your cocoa partnership and your work with Fair Trade and don’t worry we have every intention of maintaining the commitments that you have made in those areas.

In addition to sustainability in the broader world it is clear that we are both committed to helping those in the communities where we live and work. Our issues and our programmes maybe different but the intent of your foundation and ours are quite similar and I for one am very excited to see how much more we can do when we go into our communities, participating jointly, in events like Make a Delicious Difference Week and Cadbury Day. So I hope you can see why I believe we have a terrific foundation to build on.

I also think that it is important as we start our work that we have a common understanding of what we mean when we talk about integration. We are talking about both cost savings and growth opportunities. When we talk about scale we are talking about it as not only a way to lower cost but also as a way to grow faster by leveraging insight and capabilities across categories and across geographies. When we talk about best of both we don’t mean that everything is up for grabs or that we will draw 50:50 from each company but rather that we are eager to listen and to learn from you and in most instances to decide jointly how best to move forward.

That said there are a couple of questions that I can answer straight off. Our headquarters will remain in Northfield, Illinois. We will not be

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listed on the London Stock Exchange and I will remain Chairman and CEO of the combined company. We also have preliminary ideas about some other important questions like leadership and structure and facilities but we don’t have final answers. We have given it a lot of thought as you would expect but we haven’t had the chance to get to know you or to engage in a dialogue with your leaders to understand your people and your capabilities or what is working and what is not.

For example, one aspect of your structure that we especially want to learn more about is your global commercial category. Just about everyone I have spoken with has talked about it as your connective tissue, a true driver of your success. Your ability to align strategies on core categories and make trade offs and allocate resources across global categories.

This is a powerful concept that we clearly want to integrate into our combined company so we want to learn more. It would therefore be premature for us to have made these important decisions already and that is why we are not making any announcements on these things today. We are committed to moving quickly but we also know that the best decisions will come from being more thoughtful and inclusive to ensure we are doing what is best for the overall company and for our people.

No doubt there will be much debate in the days ahead and that is good. It is an important part of our culture; discuss, decide and deliver but while we don’t have all the answers yet I can share some early thoughts about how we will proceed. When it comes to back room systems and processes in the vast majority of cases it will be more cost effective and efficient for the overall company to adopt the Kraft Foods platform. It is a pragmatic practical approach.

On the other hand with front room activities we will go with the best practice from whichever company has it. When it comes to people decisions we will choose the best person for the right role always treating people fairly and with respect. I know it is hard to focus on any of that when you have got a voice inside your head screaming but what about me and so let me give a little bit more granular.

To start with we have a global team of Executives from both companies in charge of bringing us together. Tim Cofer is leading from Kraft Foods and he is paired with Mark Reckitt from Cadbury. I would like to introduce you to both of them now.

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Tim is ideally suited for his role. He is an eighteen year veteran with Kraft Foods. Most recently Tim led our pizza business to eight quarters of double digit revenue growth while significantly improving profits and growing market share through a relentless focus on quality, marketing excellence and innovation. But perhaps even more important Tim managed our twenty six country European chocolate business from 2003 until 2006. During that time his strategic marketing vision and new product development efforts led to three years of significant revenue growth, margin expansion and consistent market share growth.

Working hand in hand with Tim will be Mark Reckitt. Mark as you all know is a twenty year Cadbury veteran. He knows the company through and through and I have thoroughly enjoyed getting to know him. He knows the structure, the financials, the people. Indeed he has been the Chief Architect of the strategies that have made Cadbury so successful. We are delighted that he has accepted our offer to partner with Tim in helping us to combine our two companies. As someone who [inaudible] the heart and sole of the company we know that he will be a great partner in helping us to truly capture the best of both and grow faster.

May I ask the gentlemen to please stand up? I don’t know if you are on camera but they are standing.

As we work our way through this Tim, Mark and the team and all of us will be guided by six very practical principles. I have alluded to many of them already but here they are again for the sake of clarity. First and foremost we must maintain business momentum. Many integrations fail not because the cost synergies were not captured but rather because the base business was not properly looked after.

Second we will follow the money. Simply put the 80:20 rule. By that we mean spend time on those things that will bring the greatest benefit to the organisation.

Third, capture best of both.

Fourth, treat people fairly and with respect.

Fifth, move quickly and sixth, communicate, communicate, communicate.

Even without all the answers combining our companies will begin immediately. It is not fair to you, to our business, our customers or any other stakeholders to drag things out. We need to minimise the

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distraction to our day to day business so that we can keep building and growing our brands. The process will be as fair and as transparent as possible and we are going to move as quickly as makes sense. The reality is that we all have a lot of homework to do because of the way that this transaction happened was just beginning to have some critical conversations, there simply hasn’t been enough time to get into all of the details.

The one other process point that I can share with you today is the timeline for Senior Management recommendations. It is our sincere hope that as many Cadbury leaders as possible will join Kraft Foods but we need to take the time to make those decisions to ensure that we make the right ones for both of us. Within the next forty five days we intend to announce my Executive Team, the Leaders of the regions, areas and countries and the direct reports to the Functional Leaders.

Once those are done and within the first ninety days we intend to announce the Boards of Management and the Leadership Teams for each of the regions, areas and countries. We will also determine how and if we will consolidate any region, area and country office locations or our various research and development facilities.

Within six months we will develop a joint recommendation for a common manufacturing network strategy. Beyond that Tim, Mark and the team will develop a specific timeline so that you will know what to expect and when. You will also hear from your local leadership and you can raise questions or concerns with them at anytime.

This is an uncertain time but there are a few things that you can be sure of. Will we always have the best of intentions? Yes. Will everything always be perfect? No. Will we hit some bumps in the road? Undoubtedly. We all know that even the most well thought out plans don’t always go exactly as we would like and when that happens I want people to speak up and there will be many ways for you to do that. For starters there is a new website for employees where you can get information, provide comments, pose questions and get involved in discussions. It is called www.moredeliciousthanever.com.

For some of you speaking up might feel uncomfortable but I hope you will. Reading post from employees is a great way for me to understand what is really going on in your mind. Don’t be surprised when I respond with my own comments. In fact I would like to begin the dialogues right now. If I don’t have an answer yet we will be able to note your question and get back to you and address your issues as soon as possible.

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We will also use the integration website to post answers to the most frequently asked questions so with that I would like to invite Chris [inaudible] up here to join me and we would like to open it up to take your questions.

Question and Answer Session

Chris	Good morning Irene. It is bright and early isn’t it?

IR	I don’t think it is bright, it is early.

Chris	I had the same feeling.

The first question comes from a colleague in Singapore and it is about the integration, no surprise there.

Clearly the combined businesses will have to deliver on their 2010 objectives but at the same time how is the Integration Team going to make sure that the best of both cultures are actually retained?

IR

The Integration Team we have got, we have named the two leaders as we have said, we have a full complement of resources in each of the key areas that we need to look at on the Kraft side. We are in the process now of filling out their counterparts on the Cadbury side and our expectation is that this team that is going to meet weekly will address the key opportunity areas and discuss the key issues in the context of their meetings and in the spirit of the values that I have talked about; discuss, decide and deliver. I think the key to a successful integration is to make sure that both teams have a commitment to truly capture best of both and to listen, to understand and to learn and I think we have that spirit very much on the teams that we are selecting here.

Chris	Okay.

The second question is also related to the integration, it is more on the talent side.

How are the jobs going to be defined and filled to retain absolutely the best talents from both business and will there be global operating principles to actually look at talent?

IR

Well our expectation is, as I mentioned, in the first forty five days we intend to name the key leaders of the organisations with the expectation that within ninety days we will have identified the Boards

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of Management and it will be there responsibility then to deal with talent selection. In many of the key markets we are looking to use a third party and that can serve as an objective assessment of talents from both companies so that we are sure that we truly are adhering to these principles of making sure that we get the best of both.

Chris	Okay thank you.

In certain parts, in Asia Pacific, the Cadbury business is actually larger than the Kraft business so will there be a different integration process compared to markets where Kraft is actually much bigger than Cadbury?

IR

Actually no. It is the very same process by which we select the Board of Management that needs to be a combined board. we are hoping that it will reflect input from both companies and the expectation is that we have identified what we call tier one, tier two and tier three markets based on their size and their relative contribution to the overall revenue of the company but our expectation is that we will use a common process market regardless of which market has.

Chris	Now we move to Japan and an interesting question here.

Cadbury described itself as performance driven and value led as you know and the question here is;

Kraft Foods actually seems very performance driven so how are you going to make sure that the values and the culture of Cadbury which we are all so proud should be really integrated into the combined company?

IR

I think our approach to the values in the culture of the combined company will be very similar to our approach as we were looking at it for Kraft Foods. The essence of a culture is the behaviour of the people. We have laid out what we consider to be a set of values, many of which are aspirational for our company and I believe that every employee has an obligation to ensure that their own behaviour and the behaviours of their colleagues are consistent with those values and I think it is up to us as we move forward together to ensure that we are adhering to those values and that is how we will change the culture just by our own behaviours and our willingness to adopt these values in our day to day actions.

Chris	Another one from Japan.

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You have been with Kraft for a long time; you are the Chairman and the CEO. How would you describe Kraft people?

IR

I don’t think there is a Kraft person and I would tell you that as we have continued to grow and continued to expand our footprint around the world and bring in talent from so many different countries and companies as I mentioned it is quite an amalgam. I think the common basis for all of us is fundamental integrity, trust and respect for one another and I think the different experiences and operating styles that we all bring to the company is one of our strengths and I actually believe that the diversity of our employee base is one of our greatest strengths and as we now bring the two companies together I think we have the opportunity to take that to the next level.

Chris	Okay thank you.

Moving to India and we are very pleased to have our friends Anan in the audience here so I am going to ask some questions on your behalf as well.

India is a big business for Cadbury and it has also been highlighted as actually one of the biggest growth opportunities for you, for the combine business. What is your vision for the Indian business and what kinds of investments do you think should be made actually in India?

IR

Well I will answer the question for India but it is not unlike our vision for growth in so many of the developing markets. The opportunity for us in India is to use the infrastructure, the wonderful infrastructure that Anan and his team have built as a platform through which we can put so many of our other products. Clearly biscuits and candy in particular are two items that we feel would work well for Indian consumers and would create added scale to the portfolio that the group in India carries today and as a result give us the opportunity then to make further investments in infrastructure. That is a model that we would look to use in all of the developing markets. The opportunities in Mexico look quite similar to that. We see a tremendous opportunity to build on the wonderful infrastructure that Cadbury has there with some of our products. At the same time in Brazil, Russia and China we see the opportunity for the Cadbury products to piggybank on the Kraft infrastructure.

So part of the value of this combination and one of the reasons why I am so optimistic about the future of the combined company is that the businesses are so highly complementary both geographically, from a portfolio standpoint as well as from channel penetration.

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Chris	Thank you.

Now in India we also have a significant Cadbury cocoa expansion programme with the help of the Cadbury Cocoa Partnership. What is the Kraft investment and strategy for sustainable cocoa farming?

IR

Well as I mentioned to you it has been a key part of our desire to be a socially responsible corporate business. We are very proud of our relationship with rainforest alliance. We have great respect for the relationship that Cadbury has with Fair Trade and with the Cocoa Partnership and we look forward now to bringing the resources of the combined companies to bear to continue to move those objectives further and faster. I think that the focus of the two companies are quite compatible and we see great opportunity to move that agenda even faster.

Chris	Okay. Let me finish with a floor a little bit. There is not a lot of people around here at this early hour but are there any questions here at this point in time?

I will move now to questions from South East Asia and it is really early days of course but;

What is the mission and vision and the combined business objectives that you have for the new business actually at this point in time?

IR

Again it goes beyond South East Asia. It is really about this notion of being a global powerhouse in snacks and confectionary and we see that as a very achievable vision. We are already number one in confectionary and biscuits and we see the opportunity to use that scale in all markets around the world to be able to essentially continue to grow the business. So we are quite encouraged about the opportunities to build on snacking and confectionary as growth areas, as areas that are growing increasingly their high impulse categories for consumers and we believe that we come to that opportunity with an unmatched portfolio.

Chris	Now we move to [inaudible] far away so this is a question from Ringwood.

We are all very proud about our products and our brands like you are and the question was actually;

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BT Transcription Ref: K5608138 Date: 3rd February 2010 @ 6.00 (Received 8th February 2010)

Will Cadbury products be rebranded under Kraft ownership?

IR

We have absolutely no intention to do that. Cadbury is a well recognised name around the world. We are so proud of your heritage and we have every desire to continue to build on that heritage and to invest in the equities of those brands and no changes anticipated there.

Chris	Okay.

Sustainability in Cadbury has always been part of our strategy so can you describe the Kraft sustainability credentials?

IR

We as I mentioned are very proud of our standing in the Dow Jones sustainability index. We made a major push as a company about two years ago to sustainability. We are focusing in six areas, in water, in waste, in energy, in transportation, distribution and sustainable commodities and we have very active programmes in each of those areas. It has been a great benefit to us not only with our employee population, with our investors and with our consumers but also in many of those areas it has led to significant cost savings so we believe that sustainability is an important plank of our corporate mission and we are delighted to see that it is such an important part of Cadbury as well.

Chris	Okay. The final question from St Killdeer in Australia and you have mentioned it yourself when you started your presentation. There has been a lot of [inaudible] during the takeover battle.

So in your view Irene why should Cadbury employees now believe that being part of Cadbury is in our best interests?

IR

I think as I said, I think the actions as we move forward will speak far louder than our words but I think the concept of a portfolio of iconic beloved brands together with the global reach of this combined company and the kinds of growth prospects that come from the complementarities of the two businesses is a pretty intriguing opportunity and I think an unparalleled opportunity both for our business and for our people. I hope they will be inspired by that opportunity.

Chris	No other questions from the floor? Thank you very much Irene.

?	You said that the thing that you are learning about most is the global [inaudible] organisation and that you are listening about it as we speak but everything that you spoke about was only focused

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on geographies so your thirty day and ninety day plans only talk about geographies so where does [inaudible] fit into that?

IR

It is a very good question. Part of the Management structure will entail our appointment of Team Leaders of category so it was probably an omission in talking about region and countries and the geographies but that will be a key part of our management recommendation in the first forty five days. Thank you for pointing that out.

I think you all for your questions. I know there will be many more questions in the coming weeks but I understand that it is an emotional time for everybody and I am very grateful for the respect and the dignity that you have all shown.

I ask in the days ahead simply that you keep an open mind and help your colleagues do the same. I ask you to focus on facts and what is known rather than on rumours and speculation. I ask you to work together so that we can combine our companies smoothly and quickly. I ask that you judge our success based on our actions and our results and most important I ask you to keep doing what you are doing which is to grow your brands and grow your business.

I know that I speak for everyone at Kraft Foods when I say that we have tremendous respect and admiration for Cadbury. We are not going to mess with your success. On the contrary we are very eager to build on what you have accomplished and what you have achieved.

So let me conclude by saying, once again, how optimistic we are about our prospects as a combined company. Together we will be more delicious than ever.

I thank you for your attention and I hope you have a good day.

Thank you.

[End of call]

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NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

Contacts:

Brunswick Group LLP	Kraft Foods

Jonathan Glass: 020 7404 5959	Jonathan Horrell: 01242 236 101

Richard Jacques

Cadbury

Tony Bilsborough: 0121 787 2480

Cadbury plans for Somerdale plant closure confirmed

Uxbridge, February 9th, 2010—Kraft Foods today announced that following extensive talks with senior management at Cadbury, it has reluctantly accepted that Cadbury plans to close the Somerdale manufacturing facility in Keynsham, near Bristol are so far advanced that it is unrealistic to reverse them. Regrettably, the company has now confirmed that the Somerdale plant will close by 2011 in line with the plans already put in place by Cadbury.

It has now become clear that the investment required to reverse the closure programme would be so significant that alternative plans were not viable. Cadbury has already invested more than £100 million in building new production facilities in Poland and the majority of the lines have, or are about to be, transferred by mid of this year.

Commenting on the announcement, Irene Rosenfeld, Chairman and CEO, Kraft Foods, said:

“In our recent talks with Cadbury senior management, it became clear that it is unrealistic to reverse the closure programme, despite our original intent to do so. While this is a difficult decision, we have moved quickly to end any further uncertainty.”

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She continued, “We remain committed to investing in growing our combined business in the UK and will continue to support Cadbury’s existing £30 million investment plans for the Bournville site. During the next six months we are conducting a strategic review of our combined manufacturing network. We continue to believe that the combination of Kraft Foods and Cadbury will accelerate growth to the long term benefit of our employees.”

The company has said that it will honour Cadbury’s previous undertakings to Somerdale employees concerning the terms and conditions of the closure and the commitment to rebuild the Fry Club on the Somerdale site.

About Kraft Foods

The combination of Kraft Foods and Cadbury creates a global powerhouse in snacks, confectionery and quick meals. With annual revenues of approximately $50 billion, the combined company is the world’s second largest food company, making delicious products for billions of consumers in more than 160 countries. The combined company’s portfolio includes 11 iconic brands with revenues exceeding $1 billion – Oreo, Nabisco and LU biscuits; Milka and Cadbury chocolates; Trident gums; Jacobs and Maxwell House coffees; Philadelphia cream cheeses; Kraft cheeses, dinners and dressings; and Oscar Mayer meats. Another 70+ brands generate annual revenues of more than $100 million. Kraft Foods (www.kraftfoodscompany.com; NYSE: KFT) is a member of the Dow Jones Industrial Average, Standard & Poor’s 500, Dow Jones Sustainability Index and Ethibel Sustainability Index.

Further information

Other than as expressly set out in this announcement, capitalised terms used in this announcement shall have the meaning given to them in the Final Offer Document published by Kraft Foods on 19 January 2010.

This announcement does not constitute, and must not be construed as, an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase or subscribe for any securities, pursuant to the Offer or otherwise. The Offer is being made by the Original Offer Documents, the Final Offer Documents and accompanying documentation (the “Offer Documentation”). Cadbury Securityholders who accept the Offer may rely only on the Offer Documentation for all the terms and conditions of the Offer.

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This announcement is not a prospectus for the purposes of the EU Prospectus Directive. Cadbury Securityholders in the EU should not tender their shares except on the basis of information in the prospectus published pursuant to the EU Prospectus Directive on Kraft Foods’ website (as supplemented from time to time). In making their decision whether or not to accept the Offer, Cadbury Securityholders who are South African residents will need to take into account the Excon Regulations, and consider whether or not their acceptance of the Offer and their subsequent receipt of consideration for their Cadbury Shares from Kraft Foods, whether in the form of cash and/or New Kraft Foods Shares, will be in compliance with the Excon Regulations.

The release, publication or distribution of this announcement and any other Offer-related documentation in jurisdictions other than the UK, the US, Canada, France, Ireland or Spain, and the availability of the Offer to Cadbury Securityholders who are not resident in such jurisdictions may be affected by the laws or regulations of relevant jurisdictions. Therefore any persons who are subject to the laws and regulations of any jurisdiction other than the UK, the US, Canada, France, Ireland or Spain, and Cadbury Securityholders who are not resident in such jurisdictions should inform themselves of and observe any applicable requirements.

Forward-looking statements

This announcement contains forward-looking statements regarding Kraft Foods’ combination with Cadbury. Such statements include, but are not limited to, statements about the benefits of the combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this announcement, except as required by applicable law or regulation.

Additional US-related information

This announcement is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a

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solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the recommended final offer. Cadbury Shareholders who are US or Canadian residents and holders of Cadbury ADSs, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the recommended final offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

- make today delicious -

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